

July 29, 2011

Via Email
Ioannis E. Lazaridis
Chief Executive Officer
Capital GP L.L.C.
3 Iassonos Street
Piraeus, 18537
Greece

> **Re: Capital Product Partners, L.P.**
> **Amendment No. 1 to the Registration Statement on Form F-4**
> **Filed July 18, 2011**
> **File No. 333-174795**
>
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed February 4, 2011**
> **File No. 001-33373**

Dear Mr. Lazaridis:

We have reviewed your response to our letter dated July 6, 2011 and have the following additional comments.

Form F-4

Background of the Proposed Transaction, page 46

1. We note your response to prior comment 17. Please disclose the reasons that the CPLP Conflicts Committee did not consider the referenced possible alternatives to the transaction with Crude.

Exhibit 99.1

2. We note your response to prior comment 33. Please refile the consent of Jeffries & Company, Inc. as an exhibit 23 or tell us why it is appropriate to file a required consent as an exhibit 99.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel